Exhibit 99.1

Neptune Announces Completion of Strategic Review and Unveils Comprehensive Action Plan

Action plan to deliver over $10 million USD ($12.5 million CAD) in annual savings

Management to immediately focus on increasing value of core operations: Sprout Foods, Biodroga, & cannabis

Management expects positive cannabis contribution in Q2'23, accelerating original timeline due to strong sales growth to-date

Management to provide more detail during the Company's Fiscal Second Quarter 2021 Financial Results Conference Call on November 15

LAVAL, QC, Nov. 15, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that, following the Company's establishment of a Strategic Review Committee in August of calendar year 2021, the Board of Directors has approved a comprehensive action plan presented by Neptune's management team to unlock shareholder value.

The action plan includes short-term and long-term cost-cutting initiatives and the immediate reorganization of Neptune's operations and resources, which are estimated to generate annual cost savings of over $10 million USD ($12.5 million CAD) and streamline operations. Following approval by the Board of Directors, management today implemented and executed the following actions:

•	Resource prioritization on three core product lines and operations:
•	Sprout® Foods
•	Cannabis
•	Biodroga
•	Elimination of non-core operations.
•	Immediate reduction in personnel by approximately 10% to streamline operations, including the role of Chief Operating Officer.
•	Temporary freeze on non-essential hiring.
•	Continued commitment to building a culture of improved transparency and accountability.

"Following the Board approval of our proposed action plan, we immediately began implementing key initiatives with a renewed focus on our most promising brands, streamlining Neptune's management structure and eliminating non-core operations," stated Michael Cammarata, President and Chief Executive Officer of Neptune Wellness. "We are really proud of the progress we've seen in the rollout of our cannabis brands, Mood Ring and PanHash, as well as the growth of Biodroga, which is underpinned by our patented MaxSimil technology. For Sprout, we continue to increase our retail footprint and anticipate a successful CoComelon™ product launch by the end of the year. We intend to prioritize the continued success of these brands, and, in addition, we are focused on streamlining Sprout's operations and improving supply chain efficiency. We believe that our action plan will lead to immediate and recurring cost savings, as well as allow us to focus on our product lines and brands with high margin growth potential. Management will continue to evaluate Neptune's strategic position and operational priorities on an ongoing basis to ensure it maximizes shareholder value."

Interim CFO Randy Weaver added, "We expect each of the prioritized brands and product lines to contribute positively to Neptune's results with limited additional investment. For our cannabis vertical, in particular, we took a hard look at the right strategic direction for the company. Over the last year, our cannabis business in Canada has achieved improved efficiencies and steadily increased its revenue since changing to branded products. We now expect that our cannabis business, with limited additional capital investments, will begin making positive contributions during the second quarter of fiscal year 2023 and will be an important part of our larger growth strategy. Additionally, we continue to actively evaluate potential acquisition candidates across each of our verticals that fit with our strategic vision and tactical objectives, while positively contributing to our short-term performance. As always, we remain open to strategic partnerships which allow us to increase shareholder value."

Management will provide more detail on the plan during the Company's Fiscal Second Quarter 2021 Financial Results Conference Call scheduled for today at 5:00 PM EST. The call will be webcast and can be accessed at www.investors.neptunewellness.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. The webcast will be archived for approximately 90 days.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer - Safe Harbor Forward-Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates, and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements include, among other things, statements with respect to the Company's strategic review, expected cost savings, expected profitable growth, the success of the Company's action plan,  future increased revenues, expectations regarding expenses, cash needs, cash flow, liquidity and sources of funding,   future expansion plans, initiatives and strategies of the Company, and the Company's performance, growth initiatives, profitability, future product launches and plans and gain in market share.

These forward-looking statements are based on assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the ability of the Company to successfully implement its strategic initiative; implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the cannabis markets where the Company operates; changing consumer habits; the ability of the Company to successfully achieve its business objectives and cost cutting plans; plans for expansion; political and social uncertainties; inability to obtain adequate insurance to cover risks and hazards; the ability of the Company to obtain financing on acceptable terms, the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the ability of the Company to obtain financing on acceptable terms, expectations regarding the resolution of litigation and other legal and regulatory proceedings, reviews and investigations; employee relations; and the presence of laws and regulations that may impose restrictions in the markets where the Company operates. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Additional information regarding these and other risks and uncertainties relating to the Company's business are contained under the heading "Risk Factors" in the Company's Annual Information Form, and under the heading "Risk Disclosure" in the Company's Management's Discussion and Analysis dated July 15, 2021, for the year ended March 31, 2021, and the Company's quarterly Management's Discussion and Analysis, filed under the Company's profile on SEDAR at www.sedar.com.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 16:15e 15-NOV-21